
Mail Stop 6010

December 18, 2007

Mr. Leonard Osser
Chairman and Chief Executive Officer
Milestone Scientific, Inc.
220 South Orange Avenue
Livingston Corporate Park
Livingston, New Jersey 07039

> RE: **Milestone Scientific, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-14053**

Dear Mr. Osser:

In connection with our financial statement only review of Milestone Scientific's 2006 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-QSB for the period ended September 30, 2007

Financial Statements, page 4

Note 1 - Summary of accounting policies, page 8

Revenue Recognition

1. Refer to prior comment 5 from our letter dated October 12, 2007. We refer to your response and request you specifically identify where we can find your expanded discussion of revenue recognition. We see no revenue recognition

policy disclosure in the footnotes to the financial statements. Confirm your future filings will include the expanded revenue recognition policy disclosures previously requested.

2.   To this regard, please make sure your future accounting policy disclosures indicate how you account for the STA market introduction sales incentive programs.

Management's Discussion and Analysis, page 13

Results of Operations, page 16

3.   Please tell us and disclose in future filings why the cost of royalty expense has a credit balance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant